American Tower Corporation
                              116 Huntington Avenue
                           Boston, Massachusetts 02116





                               September 15, 2000



By Facsimile and Direct (Modem) Transmission

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Alison Toledo, Esq.

         Re:      Withdrawal of Registration Statement (No. 333-39030)

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the registration statement, File No. 333-39030 (the "Registration Statement"), of American Tower Corporation. The SEC Staff has communicated to us its view that the proposed transaction is a private placement to be completed privately, followed by a resale registration statement. Because the Company has made no such offers to complete privately, and therefore a resale registration statement is not appropriate, the Company requests to withdraw the Registration Statement effective as of September 15, 2000.

         Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto," which is to be placed in the file for the Registration Statement.

         Please direct all inquiries to Norman A. Bikales of Sullivan & Worcester LLP (counsel to American Tower) at (617) 338-2854 or James D. Doherty
(617) 338-2961 of that office.

                                                 Very truly yours,


                                                 /s/ Justin D. Benincasa
                                                 Justin D. Benincasa